Roth Capital Partners, LLC 888 San Clemente Drive Newport Beach, CA 92660	National Securities Corporation 120 Broadway, 27th Floor New York, NY 10271	Dawson James Securities, Inc. 1 North Federal Highway, 5th Floor Boca Raton, FL 33432

August 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Tonix Pharmaceuticals Holding Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-188547)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m. (New York Time) on Thursday, August 8, 2013, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

Roth Capital Partners, LLC		NATIONAL SECURITIES CORPORATION

By:	/s/ Aaron Gurewitz	By:	/s/ Jonathan Rich
Name:	Aaron Gurewitz	Name:	Jonathan Rich
Title:	Head of Equity Capital Markets	Title:	Head of Investment Banking

DAWSON JAMES SECURITIES, INC.

By:	/s/ Bob Keyser
Name:	Bob Keyser
Title:	Chief Executive Officer